SEC 1746 (1-06)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)

            UNIVERSAL PROPERTY DEVELOPMENT & ACQUISITION CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
                   ------------------------------------------
                         (Title of Class of Securities)

                                    91379U105
                    -----------------------------------------
                                 (CUSIP Number)

                           Christopher McCauley, Esq.
                        14255 U.S. Highway 1, Suite 2180
                              Juno Beach, FL 33408
                                 (561) 630-2977
          ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 4, 2005
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of **240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. |_|


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  91379U105
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1. Names of Reporting Persons.

       Mr. Christopher McCauley
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       I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) Not applicable.
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       (b) Not applicable.
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3. SEC Use Only
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4. Source of Funds (See Instructions) PF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e)
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6. Citizenship or Place of Organization U.S.A.
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Number of            7.     Sole Voting Power   14,004,000*
                              --------------------------------------------------
Shares Bene-
ficially by          8.     Shared Voting Power        0
                       ---------------------------------------------------------
Owned by Each
Reporting            9.     Sole Dispositive           14,004,000*
                    ------------------------------------------------------------
Person With
                     10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 14,004,000*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.    Percent of Class Represented by Amount in Row (11)            19.8%*
                                                   -----------------------------

14. Type of Reporting Person (See Instructions)

                                       IN
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*The reporting person owns 20,000 restricted shares of UPDA Series A Convertible
Preferred Stock (the "Preferred Stock"), which are convertible into 20,000,000 restricted shares of UPDA common stock. 13,334 shares of that Preferred Stock are currently convertible, or convertible within the next sixty (60) days, into 13,334,000 shares of UPDA common stock. As required by SEC rules, the share numbers and percentages noted above assume that all of these 13,334 shares of Preferred Stock beneficially owned by the reporting person have been converted to common stock. The calculation does not include the equivalent converted shares of other Preferred Stock holders. If the other Preferred Stock holders were to convert all of their Preferred Stock, the reporting person's beneficial ownership of common stock would be 11.3%.

Item 1.       Security and Issuer

This Schedule 13D relates to the common stock, par value $.001 per share, of Universal Property Development & Acquisition Corporation ("UPDA"). UPDA has its principal executive offices at 14255 U.S. Highway 1, Suite 2180, Juno Beach, FL 33408.

Item 2.       Identity and Background

This Schedule 13D is being filed by Mr. Christopher McCauley on an individual basis. Between May 2005 and June 17, 2005, Mr. McCauley was a consultant to UPDA. Mr. McCauley is currently a Vice President and the General Counsel of UPDA and he has held those positions since June 17, 2005. Mr. McCauley is also a member of the board of directors of UPDA and has been on that board since June 17, 2005. Mr. McCauley's business address is the UPDA principal executive office at 14255 U.S. Highway 1, Suite 2180, Juno Beach, FL 33408.

During the last five years, Mr. McCauley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, or could have resulted in, Mr. McCauley being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. McCauley is a citizen of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration

During UPDA's fiscal year 2005, UPDA issued Mr. McCauley an aggregate of 778,572 shares of UPDA common stock as payment for the services that Mr. McCauley rendered to the company. On July 17, 2005, UPDA issued 128,572 shares of UPDA common stock to Mr. McCauley as payment of outstanding invoices for consulting fees. On June 17, 2005, Mr. McCauley was hired by UPDA to be the company's Vice President and General Counsel and he was elected to the UPDA board of directors. For the period June 17, 2005 to December 31, 2005, UPDA issued 650,000 shares of UPDA common stock to Mr. McCauley in lieu of the salary, fees and bonuses that he was owed for his services as Vise President, General Counsel, and a member of the company's board of directors.

On August 4, 2005, Mr. McCauley was issued an aggregate of 20,000 shares of UPDA's Series A Convertible Preferred Stock (the "Preferred Stock") by UPDA for an aggregate purchase price of $200,000. Each share of the Preferred Stock is convertible into 1,000 shares of UPDA common stock. 13,334 shares of Mr. McCauley's Preferred Stock are currently convertible, or are convertible within the next sixty (60) days, into 13,334,000 shares of UPDA common Stock. Mr. McCauley paid for the shares of Preferred Stock by transferring securities with a market value of $200,000 to UPDA. This transfer occurred on August 4, 2005.

All of the above described issuances of UPDA common stock and Preferred Stock to Mr. McCauley have been approved by the board of directors of UPDA.

Item 4.       Purpose of Transaction

Mr. McCauley engaged in the above described transactions in order to provide UPDA with working capital for its operations and to help reduce the company's use of cash for the payment of fees, salaries and bonuses owed to Mr. McCauley. At the present time, Mr. McCauley considers the shares of common stock and Preferred Stock of UPDA owned by him (collectively, the "Shares") to be an attractive long term investment and, accordingly, subject to the conditions set forth below, he currently intends to continue to hold the Shares. However, subject to the restrictions of applicable federal and state securities laws, Mr. McCauley may in the future purchase additional Shares or sell Shares, as appropriate, either in the open market or in privately negotiated transactions.

Except as described above, Mr. McCauley does not have any plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of UPDA, or the disposition of securities of UPDA;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UPDA or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of UPDA or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of UPDA, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of UPDA;

                  (f) Any other material change in UPDA's business or corporate structure including but not limited to, if UPDA is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

                  (g) Changes in UPDA's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of UPDA by any person;

                  (h) Causing a class of securities of UPDA to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of UPDA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j) Any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer

Mr. McCauley currently owns 670,000 shares of UPDA common stock and 13,334 shares of the Preferred Stock of UPDA which are currently convertible into shares of common stock, or are convertible within sixty (60) days of the date of this Schedule 13D. Each share of Preferred Stock of UPDA is convertible into 1,000 shares of UPDA common stock. Accordingly, 13,334,000 shares of UPDA common stock are issuable to Mr. McCauley upon the conversion of 13,334 shares of the Preferred Stock owned by Mr. McCauley. Mr. McCauley owns an aggregate of 20,000 shares of the UPDA Preferred Stock. The 14,004,000 shares of common stock of UPDA that are beneficially owned by Mr. McCauley, as described above and assuming the conversion of 13,334 shares of Mr. McCauley's Preferred Stock into common stock, constitutes 19.8% of the outstanding shares of common stock of UPDA.

Mr. McCauley has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition with respect to all such shares of common stock that Mr. McCauley is deemed to beneficially own.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.


Item 7.       Material to Be Filed as Exhibits

None.


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  02/15/06
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Signature:    /s/ Christopher McCauley
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Name/Title:  Christopher McCauley